Exhibit 99.2

CONTROL #

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

Please note the latest we will accept voting instructions is on October 9, 2026, at 11:59 A.M., Singapore Time (October 8, 2026, at 11:59 P.M., Eastern Time)

ATTEND THE MEETING

If you would like to vote in person, please attend the Annual General Meeting of Primech Holdings Ltd. on October 14, 2026, at 9:00 P.M., Singapore Time (October 14, 2026, at 9:00 A.M., Eastern Time). The meeting will be held at 60 MacPherson Road, Siemens Centre, #04-08, Singapore 348615, or to attend virtually, please register via the URL below:

https://meeting.vstocktransfer.com/PRIMECHOCT26

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

ANNUAL GENERAL MEETING OF SHAREHOLDERS - PRIMECH HOLDINGS LTD.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL LISTED RESOLUTIONS.

	FOR	AGAINST	ABSTAIN
1.By an ordinary resolution, to receive and adopt the Directors' Statement, the audited financial statements of the Company for the financial year ended March 31, 2026;	☐	☐	☐
2. By an ordinary resolution, to receive and adopt the audited financial statements in relation to Form 20-F for the financial year ended March 31, 2026;	☐	☐	☐
3. By ordinary resolutions, to approve the re-election of the following Directors who are retiring by rotation pursuant to Regulation 88 of the Constitution of the Company and who, being eligible, offer themselves for re-election as Directors:			
(a) Mr. Kin Wai Ho	☐	☐	☐
(b) Mr. Yuen Poi Lam William	☐	☐	☐
4. By an ordinary resolution, to approve payment of Directors' fees of US$155,000 for the financial year ended March 31, 2026.	☐	☐	☐
5. By an ordinary resolution, to approve the appointment of Weinberg & Co. LA, LLP, as auditor of the Company for the financial year ending March 31, 2027 and that the Directors be empowered to fix the auditors' remuneration in their absolute discretion;	☐	☐	☐
6. By an ordinary resolution, to approve the appointment of M/s Paul Wan & Co, as auditor of the Company for the financial year ending March 31, 2027 and that the Directors be empowered to fix the auditors' remuneration in their absolute discretion;	☐	☐	☐
7. By an ordinary resolution, to adjourn the Annual General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five and/or Proposal Six.	☐	☐	☐
8. By an ordinary resolution, to authorize the Directors to issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares, including under the Primech 2025 Employee Incentive Plan.	☐	☐	☐

(Proposals Continued on Reverse)

Date ______________________

Signature ______________________

Signature, if held jointly ______________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

*** SPECIMEN *** AC:ACCT9999 90.00

PRIMECH HOLDINGS LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
October 14, 2026, at 9:00 P.M., Singapore Time
(October 14, 2026, at 9:00 A.M., Eastern Time)

Important Notice Regarding the Availability of Proxy Materials:

The Notice of AGM, Proxy Statement, Sample Proxy Form are available at – **https://ts.vstocktransfer.com/irhlogin/Primech**

To attend the Meeting virtually, please create a Zoom account and register to attend at – **http://meeting.vstocktransfer.com/PRIMECHOCT26**

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

Solicited on Behalf of the Board of Directors for the Annual General Meeting of Shareholders on October 14, 2026, at 9:00 P.M., Singapore Time (October 14, 2026, at 9:00 A.M., Eastern Time)

	FOR	AGAINST	ABSTAIN
9. By a special resolution, to authorize the Directors to consolidate: (i) every two hundred (200) issued ordinary shares in the capital of the Company (or such lesser whole share amount as the Directors may determine, such amount not to be less than two (2)) into one (1) ordinary share of the Company; and (ii) every two hundred (200) issued Class B Preference Shares in the capital of the Company (or such lesser whole share amount as the Directors may determine, such amount not to be less than two (2)) into one (1) Class B Preference Share of the Company, provided that any such share consolidation undertaken must be in respect of both issued ordinary shares and issued Class B Preference Shares, and at the equivalent consolidation ratio for both classes of shares.	☐	☐	☐
10. By an ordinary resolution, to authorize the Directors to purchase or otherwise acquire issued ordinary shares in the capital of the Company (the "Shares") not exceeding 20% of the issued Shares (excluding treasury shares and subsidiary holdings), at such price(s) not exceeding the highest independent bid or the last independent transaction price, whichever is higher, of the Shares quoted on the Nasdaq Capital Market ("Nasdaq"), as the case may be, by way of an on-market purchase transacted on the Nasdaq as may be determined or formulated by the Directors as they consider fit, and shall satisfy all the conditions prescribed by the Singapore Companies Act 1967, and otherwise in accordance with all other laws, regulations and listing rules of Nasdaq as may for the time being be applicable.	☐	☐	☐
11. By a special resolution, to authorize the Directors to issue Class B Preference Shares to Kin Wai Ho and make or grant offers, agreements or options that might or would require the issuance of Class B Preference Shares to Kin Wai Ho.	☐	☐	☐

The undersigned hereby appoints Kin Wai Ho as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares and Class B Preference Shares of Primech Holdings Ltd. which the undersigned is entitled to vote at the Annual General Meeting of Shareholders and any adjournments or postponements thereof, as designated below.

Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by Primech Holdings Ltd. in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years.

Email Address: ______________________________ ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE
(Continued and To be Signed on Reverse Side)